UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING ___1-1-2021___ AND ENDING ___12-31-21___
                                          MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___CCS Transactions, LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 South Fifth Street, Suite 2700

(No. and Street)

| Minneapolis, | MN | 55402 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Wil Becker | 612-230-3130 | wil.becker@chartwellfa.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US LLP

(Name – if individual, state last, first, and middle name)

| 777 E. Wisconsin Ave., 32nd Floor | Milwaukee | WI | 53202 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 10/22/2003 | 23 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
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|  |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, ___Wilfred F. Becker, Jr.___, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___CCS Transactions, LLC___, as of ___December 31___, 2 _021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KIMBERLY A JOHNSON
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2026

Signature: _____

Title: ___Managing Director___

Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



# CCS Transactions, LLC

Statement of Financial Condition

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2021

# TABLE OF CONTENTS



**Report of Independent Registered Public Accounting Firm**

To the Member and Board of Governors of
CCS Transactions, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of CCS Transactions, LLC
(the Company) as of December 31, 2021 and the related notes (collectively referred to as the financial
statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position
of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the
United States of America.

**Basis for Opinion**

The financial statement is the responsibility of the Company's management. Our responsibility is to express
an opinion on the Company's financial statement based on our audit. We are a public accounting firm
registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required
to be independent with respect to the Company in accordance with the U.S. federal securities laws and the
applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we
plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of
material misstatement, whether due to error or fraud. Our audit included performing procedures to assess
the risks of material misstatement of the financial statement, whether due to error or fraud and performing
procedures that respond to those risks. Such procedures included examining, on a test basis, evidence
regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the
accounting principles used and significant estimates made by management, as well as evaluating the
overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our
opinion.

*Baker Tilly US, LLP*

We have served as the Company's auditor since 2015.

Milwaukee, Wisconsin
February 24, 2022

**Statement of Financial Condition**

**As of December 31, 2021**

### Assets

**Current Assets**

| | |
|---|---:|
| Cash | $ 3,300,303 |
| Unbilled Receivables | 13,722 |
| Total Assets | $ 3,314,025 |

### Liabilities and Member's Capital

**Liabilities**

| | |
|---|---:|
| Accounts payable | $ 2,000 |
| Accrued expenses | 44,712 |
| Due to member | 285,293 |
| Total Liabilities | 332,005 |
| **Member's Capital** | 2,982,020 |
| Total Liabilities and Member's Capital | $ 3,314,025 |

Notes to Financial Statement are an integral part of this Statement.

# FINANCIAL STATEMENTS

## Notes to Financial Statement
As of December 31, 2021

### NOTE 1 - INDUSTRY OPERATIONS

CCS Transactions, LLC (the Company) is a Minnesota limited liability company offering corporate financial advisory and investment banking advisory services related to mergers, acquisitions, and private placement services to clients primarily located in the United States.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and its membership was approved on December 9, 2010.  The Company is also a member of the Securities Investor Protection Corporation (SIPC).  CCS Transactions, LLC is designated as a limited broker-dealer as it does not maintain any customer accounts or hold any customer funds or securities.

The Company is wholly owned by Chartwell Financial Advisory, Inc. (the Member).

### Note 2 - Summary of Significant Accounting Policies

**Aspects of a Limited Liability Company -** As a limited liability company, the Member's liability is limited to the capital invested.  Under the operating agreement, the Company has one class of Member interest.  Allocation of profits, losses and distributions are in accordance with the terms as defined in the operating agreement.  The Company shall remain in perpetuity unless sooner terminated, as provided in the operating agreement.

**Cash -** The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits.  The Company has not experienced any losses in these accounts.  The Company believes it is not exposed to significant credit risk on cash.

**Management Estimates -** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

**Allowance for Credit Losses -** The Company follows Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2021.

# FINANCIAL STATEMENTS

**Note 2 - Summary of Significant Accounting Policies (Continued)**

**Income Taxes -** The Company is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. The Member reports all items of Company income, expense, gain and loss on its income tax returns and is liable for the resulting income tax liability on these items. Accordingly, the financial statements do not reflect a provision for income taxes.

**Subsequent Events** - The Company has evaluated subsequent events for recognition or disclosure through February 24, 2022, the date the financial statement was available to be issued.

### NOTE 3 - UNIFORM NET CAPITAL RULE

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital requirements such that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2021, the Company had net capital of $2,968,298, which was $2,946,164 in excess of its required net capital of $22,134 and a ratio of aggregate indebtedness to net capital of 0.112 to 1.

### NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has an expense-sharing agreement with its Member. It has been agreed by the parties that expenses will be allocated in accordance with the agreement whereby the Company will pay for labor expenses incurred by the Company and a share of the overhead expenses incurred by the Member. Overhead expenses are allocated based on the Company's share of labor expenses. As of December 31, 2021, the Company owed the Member $285,293 under this agreement.